Room 4561
								April 3, 2006



Ms. Jenifer Osterwalder
Chief Executive Officer
FUSA Capital Corporation
1420 Fifth Avenue, 22nd Floor
Seattle, WA 98101

Re:	FUSA Capital Corporation
	Item 4.01 Form 8-K
      Filed March 30, 2006
	File No.  000-50274

Dear Ms. Osterwalder:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed March 30, 2006

1. Please tell us more about the circumstances that led to Braverman
International`s resignation on March 23, 2006. Explain what led Braverman International to conclude that they could no longer rely on the representations of management or the company`s internal controls.
As part of your response, please confirm to us that these matters were resolved and confirm that Braverman International no longer believes that they are unable to rely on the representations of management or the company`s internal controls.

       As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408 or me at (202) 551-3489 if you have questions regarding these comments.

							Sincerely,



      Brad Skinner
							Accounting Branch Chief
Ms. Jenifer Osterwalder
FUSA Capital Corporation
March 30, 2006
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